Exhibit (p)(10)

Wolfe Research Advisors, LLC

Code of Ethics

March 30, 2024

THIS CODE OF ETHICS IS THE PROPERTY OF WOLFE RESEARCH ADVISORS, LLC AND MUST BE RETURNED TO WOLFE RESEARCH ADVISORS, LLC SHOULD AN EMPLOYEE’S ASSOCIATION TERMINATE FOR ANY REASON. THE CONTENTS OF THIS DOCUMENT ARE CONFIDENTIAL AND SHOULD NOT BE PROVIDED TO THIRD PARTIES WITHOUT THE EXPRESS PRIOR WRITTEN CONSENT OF THE CHIEF COMPLIANCE OFFICER.

Table of Contents

1		INTRODUCTION		4
2		FIDUCIARY DUTY TO CLIENTS		5
	2.1		Duty to Put Clients’ Interests First	5
	2.2		Duty to be Fair	5
	2.3		Duty of Care	5
3		OVERSIGHT OF THE CODE OF ETHICS		5
	3.1		Acknowledgement of the Code	5
	3.2		Reporting Violations	6
	3.3		Sanctions for Failure to Comply with the Code of Ethics	6
	3.4		CCO’s Preclearance Requests	6
4		GIFTS AND ENTERTAINMENT		6
	4.1		Introduction	6
	4.2		Gifts and Entertainment Policy	7
		4.2.1	Value of Gifts and Entertainment	7
		4.2.2	Reporting of Gifts and Entertainment	7
5		ANTI-BRIBERY POLICY AND PROCEDURES		8
	5.1		Firm’s Anti-Bribery Policy	8
		5.1.1	Foreign Corrupt Practices Act	8
		5.1.2	FCPA Red Flags	8
		5.1.3	Preclearance Requirement	9
6		POLITICAL CONTRIBUTIONS AND PAY TO PLAY		9
	6.1		Introduction	9
	6.2		Prohibited Conduct	9
	6.3		Preclearance of Political Contributions	10
	6.4		Exception for Certain Returned Contributions	11
	6.5		Payments to Third Parties to Solicit Advisory Business from Government Entities	11
	6.6		Definitions	11
	6.7		Firm’s Pay to Play Policy	12
7		EMPLOYEE INVESTMENT POLICY		12
	7.1		General Policy	12
	7.2		Definitions	12
		7.2.1	Access Person	12
		7.2.2	Definition of Reportable Security	13
		7.2.3	Definition of Non-Discretionary Managed Account	14
	7.3		Reporting of Access Person Holdings and Transactions	14
		7.3.1	Initial Holdings Report	14
		7.3.2	Annual Holdings Report	14
		7.3.3	Brokerage Statements in lieu of Report	14

	7.4		Pre-Clearance for IPOs and Limited Offerings	14
	7.5		The Restricted List	15
	7.6		Review and Retention of Reports	15
		7.6.1	Escalation of Violations and Sanctions	16
		7.6.2	Confidentiality	16
8		ADDITIONAL REQUIREMENTS FOR EMPLOYEE INVESTMENTS		16
	8.1		Broker-Dealer Registered Representatives	16
	8.2		Research Analyst Prohibition	16
9		OUTSIDE ACTIVITIES		16
10		INSIDER TRADING		17
	10.1		Introduction	17
	10.2		Penalties for Insider Trading	17
	10.3		Definitions	18
		10.3.1	Material Information	18
		10.3.2	Nonpublic Information	18
		10.3.3	Insider and Temporary Insider	18
		10.3.4	Tipper / Tippee Liability	18
	10.4		Breach of Duty	19
	10.5		Firm’s Insider Trading Policy	19
	10.6		Insider Trading Policy Restrictions	19
	10.7		Procedures Designed to Detect and Prevent Insider Trading	19
	10.8		Compliance Responsibilities	20

1	INTRODUCTION

The Code of Ethics Rule1 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”), requires investment advisers registered with the Securities and Exchange Commission (“SEC”) to adopt a written code of ethics. This Code of Ethics (the “Code”) sets forth standards of conduct expected for any partner, officer, director (or other person occupying a similar status or performing similar functions), investment adviser representative, or employee of Wolfe Research Advisors, LLC (“WRA” or the “Firm”) or any other person who provides investment advice on behalf of the Firm and is subject to the Firm’s supervision and control (each an “Employee” and collectively, “Employees”). Temporary staff, consultants and interns will be reviewed on a case-by-case basis by the Chief Compliance Officer or designee (the “CCO”) to determine whether or not they will be deemed Employees for purposes of this Code.

The Code reflects the Firm’s and each Employee’s fiduciary duty to the Firm’s clients (“Clients”), which include (i) pension plans, institutional investors, other investment advisers, and (ii) subscribers to research reports prepared by the Firm or any of its affiliated entities (“Research Reports”). The Code also addresses certain possible conflicts of interest and includes policies that apply only to certain Employees who are deemed “Access Persons” or “Covered Associates” as defined in this Code. The Code should be read in conjunction with the Firm’s Supervisory Procedures and Compliance Manual (the “Manual”).

The following standards of business conduct will govern the interpretation and administration of this Code:

●	The interests of the Firm’s Clients must be placed first at all times;

●	Employees should not take inappropriate advantage of their positions; and

●	Employees must comply with all applicable laws.

The Code is designed to cover a variety of circumstances and conduct. However, no policy or procedure can anticipate every possible situation. Consequently, Employees of the Firm are expected not only to abide by the letter of the Code, but also its spirit, by upholding the fundamental ideals of the Firm which include integrity, honesty and trust.

The Firm may modify any or all of the policies and procedures set forth in the Code and current policies will be located on STAR Compliance. The CCO may delegate the day-to-day management of certain compliance duties to another qualified Employee or third party. As such, any reference herein to the duties of the CCO shall include any such designee.

The Code should be kept by each Employee for future reference and its guidelines should be made an active part of the Employee’s normal course of business. In the event that an Employee has any questions regarding his or her responsibilities under the Code, he or she must contact the CCO.

[1]	Rule 204A-1 of the Advisers Act.

2	FIDUCIARY DUTY TO CLIENTS

As an SEC-registered investment adviser, the Firm is considered to be a fiduciary. Although WRA may be subject to applicable fiduciary standards under the Advisers Act or other applicable state law, WRA is expressly not serving as:

●	a fiduciary of plan assets as those terms are defined under Section 3(21) and Section 401(b) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”); or

●	an investment manager as that term is defined in Section 3(38) of ERISA.

Furthermore, WRA is not responsible for the selection of the specific investment options to be made available under a Client’s pension plan(s) (if any) and/or to be offered to participants under any such plan(s).

It is the Firm’s policy that Employees conduct themselves and perform their assigned duties in a manner consistent with the following fiduciary duties.

2.1	Duty to Put Clients’ Interests First

It is the Firm’s policy that the interests of the Firm or Employees do not come before the best interests of the Firm’s Clients.

2.2	Duty to be Fair

It is the Firm’s policy to treat each similarly-situated Client and prospective Client fairly and that Research Reports are disseminated fairly to all Clients. To that end, Employees should not communicate the content of an upcoming Research Report to one Client or group of Clients ahead of other Clients who have subscribed to the same Research Report.

2.3	Duty of Care

It is the Firm’s policy to perform its duties in a prudent manner and consistent with the following:

●	Recommendations/opinions should have a reasonable and adequate basis and be supported by thorough, diligent and appropriate research and investigation;

●	Recommendations/opinions should be based solely on the merits of the security or securities being recommended or covered and not biased by outside pressures such as the relationship the Firm or any Employee or any of the Firm’s affiliates have or wish to have with the issuer of the security; and

●	Facts are clearly distinguished from opinions and output provided to a Client (e.g., a Research Report) is clear and complete.

Employees are responsible for performing their duties in a manner consistent with the above.

3	OVERSIGHT OF THE CODE OF ETHICS

3.1	Acknowledgement of the Code

Each Employee must be informed of the Code upon hire and annually thereafter informed of any changes during the Annual Compliance Meeting,

3.2	Reporting Violations

All Employees must promptly report any violations of the Code and federal securities laws to the CCO. Issues can be reported to the CCO in person, or by telephone, email, or written letter. Reports of potential issues may be made anonymously and will be thoroughly investigated by the CCO, who will report directly to the President or the Managing Member (the “MM”) of the Firm on the matter. Any problems identified during the review will be addressed in ways that reflect our fiduciary duty to our Clients.

An Employee’s identification of a material compliance issue will be viewed favorably by the Firm. Retaliation against any Employee who reports a violation of the Code in good faith is strictly prohibited and will be cause for corrective action, up to and including dismissal. If an Employee believes that he or she has been retaliated against, he or she should notify the CCO or the President directly.

For the avoidance of doubt, nothing in this Code prohibits Employees from reporting potential violations of federal law or regulation to any governmental agency or entity, including but not limited to the Department of Justice, the SEC, or any federal or state agency’s inspector general, or from making other disclosures that are protected under the whistleblower provisions of federal or state law or regulation. Employees do not need prior authorization from their supervisor, the CCO, or any other person or entity affiliated with the Firm to make any such reports or disclosures and do not need to notify WRA that they have made such reports or disclosures. Additionally, nothing in this Code prohibits Employees from recovering an award pursuant to a whistleblower program of a government agency or entity.

3.3	Sanctions for Failure to Comply with the Code of Ethics

If it is determined that an Employee has committed a violation of the Code, the Firm may impose sanctions and/or take other action as deemed appropriate. These actions may include, among other things, disgorgement of profits, criminal or civil penalties, a letter of caution or warning, suspension or termination of employment, and/or notification to the SEC or other appropriate government agency or entity of the violations.

3.4	CCO’s Preclearance Requests

In all circumstances requiring preclearance under the Code, the President or other designee will provide preclearance to the CCO.

4	GIFTS AND ENTERTAINMENT

4.1	Introduction

It is the Firm’s policy that all Employees act in good faith and in the best interests of the Firm. To this end, Employees must not put themselves or the Firm in a position that would create even the appearance of a conflict of interest. If you have any doubts or questions about the appropriateness of any interests or activities, you should contact the CCO. Any interest or activity that might constitute a conflict of interest under this Code must be fully disclosed to the CCO so that a determination may be made as to whether such interest or activity should be disposed of, discontinued or limited.

4.2	Gifts and Entertainment Policy

Giving, receiving or soliciting gifts in a business setting may create an appearance of impropriety or may raise a potential conflict of interest. The Firm has adopted the policies set forth below to guide Employees in this area.

The Firm’s “Gifts and Entertainment Policy” distinguishes between a “Gift” and “Entertainment.” Gifts are items (or services) of value that a third party provides to an Employee (or an Employee to a third party) where the giver is not present in the enjoyment of the gift. Entertainment, on the other hand, contemplates that the giver participates and is present in the enjoyment of the item. Entertainment is only appropriate when used to foster and promote business relationships for the Firm. Solicitation of Gifts and/or Entertainment is unprofessional and is strictly prohibited.

4.2.1	Value of Gifts and Entertainment

Employees must not accept or provide any gifts or favors that might influence the decisions they or the recipient must make in business transactions involving the Firm, or that others might reasonably believe would influence those decisions. Modest gifts and favors, which would not be regarded by others as improper, may be accepted or given on an occasional basis. Entertainment that satisfies these requirements and conforms to generally accepted business practices also is permissible. In order to provide guidance on this policy, Employees may not give or receive a Gift with a value in excess of $100 per individual per year to or from anyone with whom the Firm has, or is likely to have, business dealings (e.g., a Client, prospective Client, candidate for employment, supplier, vendor or potential supplier or vendor). Employees may not give or accept an invitation that involves Entertainment that is excessive or not usual or customary. Logo items with de minimus value (less than $20) such as hats, pens, etc. are exempt from the gift policy. Where there is a law or rule that applies to the conduct of a particular business or the acceptance of gifts of even nominal value, the law or rule must be followed. If an Employee is unable to judge the value of a Gift or believes that the Entertainment may be excessive, he or she should contact the CCO for guidance.

4.2.2	Reporting of Gifts and Entertainment

Each Employee must notify in writing the CCO promptly upon receiving or prior to giving a Gift or invitation for Entertainment. The written notification must include a detailed description of the events surrounding the activity, the amount given or received, the circumstances under which the activity took place and reasons for accepting or giving gifts or gratuities. Under no circumstances should either cash or cash equivalent gifts/gratuities be either provided or received. Gifts of a perishable nature that are shared amongst co-workers, such as holiday gift baskets and lunches brought to the Firm’s offices by service providers, do not need to be reported. The CCO is responsible for recording the information on the Gift Log. This gift and entertainment reporting requirement is for the purpose of helping the Firm monitor the activities of its Employees. However, the reporting of a gift or entertainment does not relieve any Employee from the obligations and policies set forth in this Section or anywhere else in this Code. If covered persons have any questions or concerns about the appropriateness of any gift, they should consult their designated supervisory principal and/or the CCO/Compliance.

5	ANTI-BRIBERY POLICY AND PROCEDURES

5.1	Firm’s Anti-Bribery Policy

It is the Firm’s “Anti-Bribery Policy” that no Employee may offer payments, or anything else of value, to a government official that will assist the Firm in obtaining or retaining business or securing any improper business advantage, including making, promising or offering bribes to maintain existing business relationships or operations. Anyone at the Firm found to be violating the Firm’s Anti-Bribery Policy will be subject to disciplinary action, which may include termination. The Firm requires all Employees to report any suspicious activity that may violate this policy to the CCO. An Employee’s failure to report known or suspected violations may itself lead to disciplinary action.

5.1.1	Foreign Corrupt Practices Act

The U.S. Foreign Corrupt Practices Act (“FCPA”) prohibits individuals and companies from corruptly making or authorizing an offer, payment or promise to pay anything of value to a foreign official2 for the purpose of influencing an official act or decision in order to obtain or retain business. The FCPA applies to all foreign officials and all employees of state-owned enterprises.

Under the FCPA, both the Firm and its individual Employees can be criminally liable for payments made to agents or intermediaries “knowing” that some portion of those payments will be passed on to (or offered to) a foreign official. The knowledge element required is not limited to actual knowledge, but includes “consciously avoiding” the high probability that a third party representing the Firm will make or offer improper payments to a foreign official.

5.1.2	FCPA Red Flags

Investment advisers that engage foreign agents are expected to be attuned to any “red flags” in connection with the transaction, which may include:

●	The foreign country’s reputation for corruption;

●	Requests by a foreign agent for offshore or other unusual payment methods;

●	Refusal of a foreign agent to certify that it will not make payments that would be unlawful under the FCPA;

●	An apparent lack of qualifications;

●	Non-existent or non-transparent accounting standards; and

[2]	A “foreign official” includes: any officer or employee of or person acting in an official capacity for or on behalf of a foreign government or any department, agency, or instrumentality thereof, or of a public international organization; any employee or official of any court system, government regulatory or financial bodies, state-owned or controlled enterprises, and sovereign wealth funds; and foreign political parties and candidates for office.

●	Whether the foreign agent comes recommended or “required” by a government official.

Sanctions for violating the FCPA may include fines and jail terms.

5.1.3	Preclearance Requirement

Any payment or anything else of value given to a foreign official must be pre-approved by the CCO.

6	POLITICAL CONTRIBUTIONS AND PAY TO PLAY

6.1	Introduction

In light of scandals involving public pension plans and the practice of making campaign contributions to elected officials in order to influence the awarding of lucrative contracts for the management of public pension plan assets and similar government investment accounts, (so-called “pay to play”) the SEC adopted Rule 206(4)-5 under the Advisers Act (the “Pay to Play Rule”). While the Pay to Play Rule does not prohibit the Firm from providing advisory services to government Clients, it does prohibit the Firm from receiving compensation for such advisory services if certain political contributions (above a de minimis amount) have been made by the Firm, or certain of its executives and employees to such government Clients, within the prior two years.

The Rule also makes it unlawful for the Firm and certain of its Employees to make direct or indirect payment to any person to solicit government Clients for investment advisory services on the Firm’s behalf unless the “solicitor” is subject to prohibitions against participating in pay to play practices and subject to oversight by the SEC or a registered national securities association.

While the Firm does not, as a general matter, seek out government Clients for investment advisory business, it may provide its Research Reports to certain public pension funds which qualify as government Clients under the Pay to Play Rule. The Firm also has an arrangement with its broker-dealer affiliate, WR Securities, LLC (“WRS”) and its registered representatives, whereby such registered representatives will solicit certain government entities to become subscribers to the Research Reports. Accordingly, the Firm has adopted the following procedures to comply with the Pay to Play Rule.

6.2	Prohibited Conduct

Covered Associates (as defined below) and a Covered Associate’s spouse, domestic partner, minor children and other immediate family members living in the Covered Associate’s household may not make any Political Contribution (as defined below) to any of the following unless such Political Contribution has first been approved in writing by the CCO:

●	candidates running for U.S. state or local political office;

●	candidates running for U.S. federal office who currently hold a U.S. state or local political office;

●	state or local political parties;

●	political action committees (“PAC”)[3]; and

●	an official of a government entity (including any official of a state, city, county or other political subdivision and any instrumentality thereof).

This prohibition includes “in-kind” contributions, e.g., contributions of Firm property, services or other assets, including the Covered Associate’s work time spent on political activities and the solicitation of Political Contributions.

The solicitation of a Political Contribution includes communicating, directly or indirectly, for the purpose of obtaining a Political Contribution and would include asking, directing, or suggesting that a Political Contribution be made. For example, use of an individual’s name on fundraising literature for a candidate would be soliciting Political Contributions for that candidate. Similarly, even forwarding a solicitation to friends or family on behalf of a candidate or political party would be soliciting Political Contributions for that candidate or political party.

Please note, nothing in this Policy is meant to discourage Covered Associates from participating in the political process by expressing support for political candidates4 or voting. Covered Associates may support candidates in other ways, such as volunteering their time, so long as such volunteering occurs during non-work hours or on vacation time. Additionally, to avoid potentially problematic in-kind contributions, Covered Associates are prohibited from using Firm resources, including telephones, copiers, personnel, or other facilities to conduct political activities.

6.3	Preclearance of Political Contributions

Covered Associates may obtain pre-approval for Political Contributions from the CCO by completing a “Political Contributions Preclearance Form” which can be found within STAR Compliance. Under no circumstances may a Covered Associate engage in any of the foregoing prohibited contributions indirectly, such as by funneling payments through third parties including, for example, attorneys, family members, friends or companies affiliated with the Firm as a means of circumventing the Pay to Play Rule.5

As a matter of policy, the CCO expects to approve a contribution by a Covered Associate per election of up to $350 in the case of a contribution to a candidate for whom such Covered Associate is entitled to vote and up to $150 in the case of a contribution to a candidate for whom such Covered Associate is not entitled to vote, provided that the CCO concludes that such contribution is not made with the purpose of influencing anyone to become a subscriber to a Research Report and is not likely to have the effect of influencing someone to subscribe. Under both exceptions, primary and general elections would be considered separate elections.

As a matter of policy, the CCO expects to approve a contribution by a Covered Associate to a PAC or a state or local political party if the contribution is less than $350 or $150, as applicable.

[3]	A political action committee is generally an organization whose purpose is to raise and distribute campaign funds to candidates seeking political office. PACs are formed by corporations, labor unions, membership organizations or trade associations or other organizations to solicit campaign contributions from individuals and channel the resulting funds to candidates for elective offices.
[4]	Please note, the Policy does not restrict contributions to incumbent federal officeholders and candidates for federal office who do not hold a state or local office while running for federal office.
[5]	The Pay to Play Rule contains a “catch-all” provision that prohibits indirect acts, which if done directly would violate the Rule.

Notwithstanding the foregoing, the CCO will not approve any contribution that would result in serious adverse consequences to the Firm under the Pay to Play Rule.

Failure to comply with this requirement may result in the Firm being barred from receiving compensation for supplying Research Reports to the relevant government entity for a two-year period.

6.4	Exception for Certain Returned Contributions

The prohibition of the Rule (on receiving compensation for providing advisory services to a government entity for two years after a Covered Associate has made a contribution to an official of such government entity) will not apply in certain instances where the triggering contribution is returned. In the event the CCO discovers that a Covered Associate has made a contribution in violation of these procedures, the CCO will make a determination as to whether it will require the Covered Associate to seek to obtain a return of the contribution. In the event the CCO determines that it is necessary to require the Covered Associate to seek to obtain a return of the contribution, the Firm will, within four months after the date of the contribution and 60 days after discovering the contribution, take all available steps to cause the contributing Covered Associate to seek to obtain a return of such contribution and will take such other remedial or preventive measures that it determines are appropriate under the circumstances. The Firm’s reliance on this exception for returned contributions is limited to no more than three times per a 12-month period and no more than once for each Covered Associate, regardless of the time period.

6.5	Payments to Third Parties to Solicit Advisory Business from Government Entities

The Firm does not presently pay any third parties to solicit government entities to become subscribers to Research Reports. If it should enter into any third party solicitation agreement or arrangement in the future, the CCO will review such arrangement to ensure compliance with the Pay to Play Rule.

A Covered Associate and the Firm may not compensate a third party placement agent or “finder” to solicit a government entity to become a subscriber to a Research Report, unless the third party is a registered broker-dealer or SEC-registered investment adviser subject to Rule 206(4). In this regard, the Firm may pay WRS or any of its registered representatives, directly or indirectly, to solicit Government Entities as subscribers of Research Reports.

6.6	Definitions

For purposes of these Pay to Play procedures, the following definitions shall apply:

●	“Covered Associate” means: the following:

○	the managing member of the Firm

○	the President of the Firm

○	any Director, Managing Director or Group heads of the Firm in charge of a principal business unit, division or function (such as sales, legal, administration or finance)

○	any other officer of the Firm who performs a policy-making function

○	any other person who performs policy-making functions for the Firm

○	any other individual with a similar status or function

○	any employee of the Firm who solicits a Government Entity for the Firm to be a subscriber to a Research Report (at the present time the Firm has no such employees who actively solicit subscribers-all such solicitation activity is done by registered representatives of WRS) and any person who supervises, directly or indirectly, such an employee

○	any PAC controlled by the Firm or any Covered Associate.

●	“Political Contribution” means a gift, subscription, loan, advance, deposit of money, or anything of value made for the purpose of influencing an election. Political Contributions include not only monetary donations but also the provision of goods and services provided to a campaign, or on behalf of a campaign, without charge. This includes payments for debts incurred in such an election or campaign, as well as transition or inaugural expenses. The use of the Firm’s office or Firm equipment/supplies for a campaign purposes is considered a contribution. The use of an Employee’s home for campaign purposes may also be considered a contribution.

6.7	Firm’s Pay to Play Policy

The Firm will not make Political Contributions or otherwise endorse or support political parties or candidates (including through intermediary organizations such as PACs or campaign funds) with the intent of directly or indirectly influencing any investment management relationship.

7	EMPLOYEE INVESTMENT POLICY

7.1	General Policy

The Firm requires that the personal investment transactions of its Employees be carried out in a manner that will not create a perceived or actual conflict of interest between the Firm and its Clients. To this end, the Firm has adopted certain procedures, including trading restrictions and reporting requirements, as detailed below.

7.2	Definitions

7.2.1	Access Person

Access Person means (i) every director of the Firm; (ii) every officer of the Firm; (iii) every employee who makes or participates in making an investment recommendation in a Research Report or participates in creating Model Portfolios, and (iv) any person who has access to a Research Report or Model Portfolio prior to dissemination to a Client.

●	Investment recommendation includes (i) anything a reasonable person would view as a “call to action” (buy, sell, hold), (ii) fair value estimates, (iii) analyst’s ratings for stock, and (iv) usage of terms such as underperform/outperform/overvalued or “consider buy/sell/hold.”

●	It is presumed that all analysts participating in the creation of Research Reports or Model Portfolios are Access Persons unless notified by the CCO otherwise.

●	At the discretion of the CCO, other employees, consultants, independent contractors, or interns whose duties may expose them to Research Reports prior to dissemination to Clients may be considered Access Persons.

This policy applies to all “Covered Accounts” of Access Persons, including accounts maintained by or for:

●	The Access Person;

●	The Access Person’s spouse or domestic partner (except a spouse or partner with a valid separation/divorce decree);

●	The Access Person’s minor children;

●	The Access Person’s immediate family members[6] sharing the same household;

●	Any persons to whom the Access Person provides primary financial support and either (i) whose financial affairs are managed by the Access Person or (ii) for whom the Access Person holds discretionary authority over financial accounts; and

●	Any accounts for entities in which the Access Person has a 25% or greater beneficial interest or exercises effective control.

It is the Access Person’s responsibility to ensure family members and persons to whom the Access Person provides primary financial support are aware of this policy and adhere to it.

7.2.2	Definition of Reportable Security

“Reportable Securities” include a wide variety of investments including: stocks, bonds, closed-end funds, ETFs, hedge funds, REITs, private placements, options, futures, currencies, warrants, commodities and other derivative products. A Reportable Security does not include:

●	Transactions and holdings in direct obligations of the U.S. government, its States and Municipalities;

●	Money market instruments defined as bankers’ acceptances, bank certificates of deposit, commercial paper, repurchase agreements and other high quality short-term debt instruments;

●	Shares issued by money market funds;

●	Shares issued by open-end funds provided that such funds are not advised by the Firm or an affiliate and such fund’s advisor or principal underwriter is not controlled or under common control with the Firm. An open-end mutual fund is a fund that effects all daily purchases and sales at a single price at the end of the day; and

●	Units of a unit investment trust if the unit investment trust is invested exclusively in one or more open-end funds provided that such funds are not advised by the Firm or an affiliate and such fund’s adviser or principal underwriter is not controlled or under common control with the Firm.

[6]	Immediate family member means any child, stepchild, grandchild, parent, stepparent, grandparent, spouse sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law.

7.2.3	Definition of Non-Discretionary Managed Account

A “Non-Discretionary Managed Account” is an account over which the Access Person has no direct or indirect influence or control. This includes accounts for which an Access Person has granted full investment discretion to an outside broker-dealer, bank, investment manager, or adviser. For an Access Person to claim this status, sufficient documentation must be provided to the CCO to illustrate the investment relationship. A Non-Discretionary Managed Account is not a Covered Account and is not subject to the preclearance or quarterly reporting requirements below.

7.3	Reporting of Access Person Holdings and Transactions

Access Persons are required to periodically report their personal securities transactions and holdings to the CCO in Covered Accounts which hold Reportable Securities.

Access Persons, with the assistance of the CCO, must determine if trading accounts are deemed Covered Accounts and hold Reportable Securities. Covered Accounts which are capable of holding Reportable Securities are subject to ongoing monitoring via the Firm’s compliance system portal.

7.3.1	Initial Holdings Report

Each new Access Person must complete via the Firm’s compliance platform, STAR Compliance, an Initial Holdings Report.

7.3.2	Annual Holdings Report

Each Access Person must complete via STAR Compliance an Annual Holdings Report annually.

7.3.3	Brokerage Statements in lieu of Report

In lieu of a Quarterly Transaction Report, an Access Person may provide the CCO with copies of the monthly or quarterly brokerage account statements relating to each Covered Account. Such brokerage statements must be submitted within 30 days of the end of the calendar quarter. This is only required if a broker feed to STAR Compliance cannot be established.

7.4	Pre-Clearance for IPOs and Limited Offerings

Access Persons must obtain written pre-approval from the CCO prior to participating in an initial public offering (“IPO”) or investing in a Limited Offering, using the “Private Investments” form which can be found within STAR Compliance. Limited Offerings include investments in private placements, hedge funds, private investment partnerships, interests in oil and gas ventures, real estate syndications, participations in tax shelters, and shares issued prior to a public distribution.

Prior to making the initial investment in the Limited Offering, the Access Person must arrange for the CCO to review and obtain any private placement memoranda, subscription agreements or other like documents pertaining to the investment. Where confirmations and statements or other like documents are not available from the issuer, the Access Person must promptly inform the CCO of any changes in the investment and provide the CCO with a written yearly update.

7.5	The Restricted List

The CCO may place certain securities on a “Restricted List.” Access Persons are prohibited from personally purchasing or selling securities that appear on the Restricted List. A security may be placed on the Restricted List for a variety of reasons including, but not limited to:

●	The Firm is in possession of material, nonpublic information (“MNPI”) about an issuer;

●	An Employee is in a position, such as a member of an issuer’s board of directors, that may be likely to cause the Firm or such Employee to receive MNPI;

●	The Firm has executed a non-disclosure agreement or other agreement with a specific issuer that restricts trading in that issuer’s securities;

●	An Access Person’s trading in the security may present the appearance of a conflict of interest or an actual conflict of interest;

●	Securities found on any WRA affiliate’s Restricted List;

●	A client relationship that involves a senior officer or director of an issuer, may present the appearance of a conflict of interest or an actual conflict of interest; and

●	The CCO has determined it is necessary to do so.

The CCO is responsible for maintaining the Restricted List and securities will remain on the Restricted List until such time as the CCO deems their removal appropriate.

It is the responsibility of Access Persons not to execute transactions in any security on the Restricted List. Access Persons are responsible for preclearing transactions through the Firm’s Compliance platform prior to making a transaction in any of the Access Persons’ Covered Accounts.

7.6	Review and Retention of Reports

The CCO shall review the holdings reports, transaction reports, and the preclearance forms periodically to determine whether any violations of the Firm’s policies or applicable securities laws have occurred. If there are any discrepancies between holdings reports, transaction reports or preclearance forms, the CCO shall contact the responsible Access Person in an attempt to resolve the discrepancy. If the Firm determines that an Access Person has violated the Code, such Access Person may be subject to disciplinary action and/or restrictions on further trading.

7.6.1	Escalation of Violations and Sanctions

Upon discovering a material violation of the procedures contained in this Code, the CCO will notify the President or MM and the Firm may impose sanctions as it deems appropriate.

7.6.2	Confidentiality

The CCO and any other designated compliance personnel receiving reports of an Access Person’s holdings and transactions under this Code will keep such reports confidential, except to the extent that the Firm is required to disclose the contents of such reports to regulators.

8	ADDITIONAL REQUIREMENTS FOR EMPLOYEE INVESTMENTS

8.1	Broker-Dealer Registered Representatives

All Employees who are registered representatives of WRS are required to comply with the requirements of this Code and those of WRS (please refer to the WSPs for a complete discussion of those requirements).

8.2	Research Analyst Prohibition

Research analysts are all registered representatives of WRS and as such are subject to restrictions set forth in the Manual as to their ability to hold in Covered Accounts any securities that they cover in Research Reports. They are also subject to the requirement to pre-clear all securities trades for their personal securities accounts. Accordingly, provided all research analysts maintain such registrations with WRS and are subject to such prohibitions on effecting transactions in securities covered in Research Reports, this Code does not contain additional restrictions on trading by research analysts. The CCO will periodically confirm that all research analysts are appropriately registered with WRS and covered by its compliance policies and securities transactions’ trading restrictions.

9	OUTSIDE ACTIVITIES

It is the Firm’s policy that its Access Persons not engage in outside activities that present a real or perceived conflict of interest.

In that regard, Access Persons must obtain written approval from the CCO before engaging in any outside activity:

●	that involves a Client;

●	that involves the Access Person having discretion to invest and/or participate in investment decisions, or related investment matters, whether compensated for the activity or not; or

●	that involves the Access Person being affiliated with another for profit business as a director, officer, advisory board member, general partner, owner, consultant, holder of 5% or more of the business’ equity interests, or any similar position or role.

For the avoidance of doubt,

●	Outside activity is any activity that is not part of an Access Person’s assigned duties with the Firm.

●	Involvement in a social, religious, educational, charitable, civic, or fraternal organization that does not involve the Access Person being involved in the organization’s investment matters does not require written approval from CCO (unless such entity is a Client of the Firm).

In addition, no Access Person shall serve on a board of directors of a publicly traded company without prior authorization from the CCO.

Access Persons must annually certify whether they have or do not have any outside business activity, whether or not for compensation, and provide a list of any and all outside activities using the “Outside Business Activity” form which can be found within the compliance platform, STAR Compliance.

10	INSIDER TRADING

10.1	Introduction

Insider trading is prohibited primarily by Section 10(b) and Rule 10b-5 of the Securities Exchange Act of 1934 (the “Exchange Act”). In addition, Section 204A of the Advisers Act requires investment advisers to adopt, maintain, and enforce written policies and procedures reasonably designed to prevent the misuse of MNPI by the Firm or any of its Employees or affiliates.

The law of insider trading is unsettled and continuously developing. An individual legitimately may be uncertain about the application of the rules contained in this Code in a particular circumstance. Often, asking a single question of the CCO can avoid disciplinary action or complex legal problems. Covered persons must notify the CCO immediately if they have any reason to believe that a violation of this Code has occurred or is about to occur.

The term “insider trading” generally means one or more of the following activities:

●	Trading while in possession of MNPI, that has been obtained from an Insider (defined below) in breach of either a duty of trust or confidence;

●	Trading while in possession of MNPI received from a Temporary Insider (defined below), where the information (i) was disclosed in violation of the Temporary Insider’s duty to keep the information confidential or (ii) was misappropriated by the Temporary Insider;

●	Recommending the purchase or sale of securities while in possession of MNPI; or

●	Communicating MNPI to others.

10.2	Penalties for Insider Trading

Trading securities while in possession of MNPI or improperly communicating that information to others may expose an Employee to stringent penalties including fines and jail terms. The SEC can also recover profits gained or losses avoided through insider trading, impose a penalty of up to three times the illicit profits, and issue an order permanently barring the Employee from the securities business. An Employee can also be sued by Clients seeking to recover damages for insider trading. In addition, any violation of the Code’s Insider Trading Policy can be expected to result in serious sanctions by the Firm, up to and including termination of employment.

10.3	Definitions

10.3.1	Material Information

Information is material if there is a substantial likelihood that a reasonable Client would consider the information important in making an investment decision. This may include earnings information, merger and acquisition information, significant changes in assets, and significant new products or discoveries.

10.3.2	Nonpublic Information

Information is considered nonpublic if it has not been broadly disseminated to Clients in the marketplace. Direct evidence of dissemination is the best indication that information is “public,” for example, if the information has been made available to the public through publications of general circulation (e.g., The Wall Street Journal) or in a public disclosure document filed with the SEC (e.g., a Form 8K).

Before it can be considered public, a sufficient period of time must elapse for the information to permeate the public channels. There is no set time period between the information’s release and the time it is considered to be fully disseminated into the marketplace. The speed of dissemination depends on how the information was communicated.

10.3.3	Insider and Temporary Insider

The term “Insider” is construed by the courts to refer to an individual or entity that, by virtue of a fiduciary relationship with an issuer of securities, has knowledge of, or access to, MNPI. This may include an officer, director or employee of a company, as well as any controlling shareholder. In addition, a person can be a “Temporary Insider” if he or she enters into a special confidential relationship in the conduct of a company’s affairs and, as a result, is given access to such information. Temporary insiders include, among others, the Firm’s attorneys, accountants, consultants, financial advisors, and lending officers, and the employees of these organizations.

10.3.4	Tipper / Tippee Liability

An Employee who does not trade securities but learns of MNPI from a corporate insider (or someone who has breached a duty of trust or confidence to the source of the information), and then shares the information with someone else (the “Tipper”) who trades in securities, can be liable for the trading done by the person to whom the Employee passed the information (the “Tippee”). Thus, the Tipper is subject to liability for insider trading if the Tippee trades, even if the Tipper does not. Therefore it is important never to pass on MNPI to anyone who may trade while aware of that information or who may pass it on to others that may trade. The Tippee may be subject to liability for insider trading if the Tippee knows, or should have known, that the Tipper breached a duty of trust or confidence.

10.4	Breach of Duty

Insider trading liability is premised on a breach of fiduciary duty, or similar relationship of trust or confidence. In addition to an insider, the prohibition against insider trading can apply to a person even if that person has no employment with, or connection to, the issuer of the securities that are traded.

10.5	Firm’s Insider Trading Policy

The Firm’s “Insider Trading Policy ” applies to every Employee and extends to activities outside the scope of his or her duties at the Firm. The Firm forbids any Employee from engaging in any activities that would be considered illegal insider trading. Any questions regarding this Insider Trading Policy should be referred to the CCO.

10.6	Insider Trading Policy Restrictions

The following Insider Trading Policy restrictions are established for every Employee that may have, or was in possession of, MNPI. Such an Employee may not:

●	Buy or sell any security (or related security) for his or her own or any related account or any account in which an Employee may have any direct or indirect interest or otherwise act upon any MNPI in the Employee’s possession obtained from any source.

●	Buy or sell any security or related security for any account or otherwise act upon any material proprietary information that an Employee may have or obtain from any source.

●	Recommend the purchase or sale of any security to any person based upon MNPI.

10.7	Procedures Designed to Detect and Prevent Insider Trading

Before trading on their own behalf or for others, each Employee should ask himself or herself the following questions regarding information in his or her possession:

●	Is the information material? Is the information nonpublic? If, after consideration of the above, an Employee believes that the information is material and nonpublic, or if an Employee has questions as to whether the information is material and nonpublic, he or she should take the following steps:

■	Report the information and proposed trade immediately to the CCO;

■	Do not purchase or sell the securities either on behalf of himself or herself or on behalf of others; and

■	Do not communicate the information inside or outside of the Firm, other than to the CCO.

●	After the CCO has reviewed the issue, the Employee will be instructed either to continue the prohibitions against trading and communication because the CCO has determined that the information is MNPI, or he or she will be allowed to trade the security and communicate the information.

Additionally, Employees are required to disclose the existence and location of all personal trading accounts and to arrange for copies of all brokerage statements to be sent from the outside financial institution to the Firm’s CCO. Such statements must always remain current and will be reviewed by the CCO.

10.8	Compliance Responsibilities

The CCO will review the Firm’s Insider Trading Policy during the annual compliance training meeting to ensure that all Employees are properly trained and aware of the required reporting procedures. Upon learning of a potential violation of the Insider Trading Policy, the CCO will promptly prepare a confidential written report to be discussed with the Firm’s senior management. The report will describe who violated the policy, how it is believed to have been violated, and provide recommendations for further action.

11.	Protecting the Confidentiality of Client Information

11.1	General Policy

In the course of the Firm’s investment advisory activities, the Firm gains access to non-public information about its Clients. Such information may include an entity’s status as a Client, financial and account information, the allocation of assets in a Client portfolio, the composition of investments in any Client portfolio, information relating to services performed for or transactions entered into on behalf of Clients, advice provided by the Firm to Clients, and data or analyses derived from such non-public personal information (collectively referred to as ‘“Confidential Client Information”’). All Confidential Client Information, whether relating to the Firm’s current or former Clients, is subject to the Code’s policies and procedures. Any doubts about the confidentiality of information must be resolved in favor of confidentiality.

11.2	Non-Disclosure of Confidential Client Information

All information regarding the Firm’s Clients is confidential. Information may only be disclosed when the disclosure is consistent with the Firm’s policy and the Client’s direction. The Firm does not share Confidential Client Information with any third parties, except as disclosed in our Privacy Policy and in the following circumstances:

●	As necessary to provide service that the Client requested or authorized;

●	As required by regulatory authorities or law enforcement officials who have jurisdiction over the Firm, or as otherwise required by any applicable law. In the event the Firm is compelled to disclose Confidential Client Information, the Firm shall provide prompt notice to the Clients affected, so that the Clients may seek a protective order or other appropriate remedy. If no protective order or other appropriate remedy is obtained, the Firm shall disclose only such information, and only in such detail, as is legally required;

●	To the extent reasonably necessary to prevent fraud, unauthorized transactions or liability.

11.3	Responsibilities of Employees

All Employees are prohibited, either during or after the termination of their employment with the Firm, from disclosing Confidential Client Information to any person or entity outside the Firm, including family members, except under the circumstances described above. An Employee is permitted to disclose Confidential Client Information only to such other Employees who need to have access to such information to deliver the Firm’s services to the Client.

Employees are also prohibited from making unauthorized copies of any documents or files containing Confidential Client Information and, upon termination of their employment with the Firm, must return all originals and copies of Confidential Client Information to the Firm.

Any covered person who violates the confidentiality and non-disclosure policy described above will be subject to disciplinary action, including possible termination of employment, whether or not he or she benefited from the disclosed information, or if terminated, subject to potential civil or criminal action.